NUVEEN INVESTMENT TRUST II

NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Asset Management, a Delaware corporation (the “Manager “) and Santa Barbara Asset Management, LLC, a Delaware limited liability company (the “Sub-Adviser”) have entered into a Sub-Advisory Agreement dated as of November 13, 2007, pursuant to which the Sub-Adviser furnishes investment advisory services to various series of Nuveen Investment Trust II; and

WHEREAS, pursuant to the terms of the Agreement, the Agreement shall continue in force from year to year after the initial effective period of two years, provided that such continuance is specifically approved for each Portfolio (as defined in the Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of Nuveen Investment Trust II, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreement, have approved the continuance of the Agreement with respect to each Portfolio until August 1, 2010, in the manner required by the Investment Company Act of 1940.

Dated as of July 31, 2009

NUVEEN ASSET MANAGEMENT

By:	/s/ Kevin J. McCarthy
Managing Director

ATTEST:

/s/ Virginia O’Neal
Assistant Secretary

SANTA BARBARA ASSET MANAGEMENT, LLC

By:	/s/ Michael Mayfield
Its:	President, COO

ATTEST:

/s/ Carol Olson

SCHEDULE A TO SUB-ADVISORY AGREEMENT RENEWAL

AGREEMENTS BETWEEN NUVEEN ASSET MANAGEMENT AND SANTA BARBARA ASSET MANAGEMENT, LLC

Fund in Nuveen Investment Trust II	Date of Contract	Date of Renewal
Nuveen Santa Barbara Growth Fund	11-13-07	8-1-09
Nuveen Santa Barbara Dividend Growth Fund	11-13-07	8-1-09
Nuveen Santa Barbara Growth Opportunities Fund	11-13-07	8-1-09